Exhibit 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
HORIZON OIL SANDS PRODUCTION
CALGARY, ALBERTA – JANUARY 6, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces monthly production of Synthetic Crude Oil (“SCO”) at Horizon Oil Sands as follows:

Month	SCO Production (bbl/d)
Q1 2010	86,995
Q2 2010	99,950
Q3 2010	83,809
October 2010	87,600*
November 2010	107,800*
December 2010	83,700*
Q4 2010	92,900*
Full Year 2010	90,900*
*estimates rounded to the nearest hundred

December production is expected to average approximately 83,700 bbl/d of SCO, while full year 2010 is expected to average approximately 90,900 bbl/d of SCO. A required plant shut down was taken in late December to facilitate repairs to the Coker Unit in Primary Upgrading.  After completing the repairs and other maintenance activities the plant was successfully re-started despite cold weather challenges. The 2011 budget production is targeted to be between 105,000 bbl/d and 112,000 bbl/d of SCO at Horizon Oil Sands.

In lieu of a press release and beginning with the January 2011 production month, monthly production for Horizon Oil Sands will be posted on our website after the commencement of the following month.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans, strategies and prospects.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated.
Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.